Exhibit 21.1
RANGER ENERGY SERVICES, INC.
Subsidiaries

Company	Jurisdiction of Organization
Academy Oilfield Rentals, LLC	Delaware
Bravo Wireline, LLC	Delaware
Patriot Completion Solutions LLC	Delaware
Ranger Energy Equipment, LLC	Delaware
Ranger Energy Leasing, LLC	Delaware
Ranger Energy Properties, LLC	Delaware
Ranger Energy Services, LLC	Delaware
RNGR Energy Services, LLC	Delaware
Torrent Energy Services, LLC	Delaware